CONNECTICUT OFFICE:

TORONTO OFFICE:

PO Box 577

44th Floor, Scotia Plaza

Sherman, CT

40 King Street West

U.S.A.   06784

Toronto, Ontario

Phone: (860) 364-1830

Canada    M5H 3Y4

Fax :    (860) 364-0673

Phone: (604) 696-4236

www.tanzanianroyalty.com

Fax:     (604) 696-4239

BY EDGAR

March 31, 2015

John Reynolds

Assistant Director

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:

Tanzanian Royalty Exploration Corporation

Form 20-F for the Fiscal Year Ended August 31, 2014

Filed November 3, 2014

File No. 001-32500

Dear Mr. Reynolds:

We are submitting this letter in response to the Securities and Exchange Commission’s (“SEC”) staff comment letter dated March 10, 2015. We have reproduced the text of the staff comments in bold-faced type and have provided our responses in italics. Terms used in our responses that are not defined shall have the same meanings as defined in our Form 20-F.

Form 20-F for the Fiscal Year Ended August 31, 2014

General

1.

We note your disclosure of mineral resources and the cut-off grade associated with each mineral resource. Please revise to disclose the mineral pricing and cost assumptions associated with each cut-off grade that establishes the reasonable prospects for economic extraction.

We have added disclosure on page 18, 19-20, and 28 to indicate for each cut-off grade associated with each mineral resource. In connection with our disclosure of mineral resources and the cut-off grade associated with each mineral resource, we have made certain assupmtions for mineral pricing and cost associated with each cut-off grade to determine the reasonable

Securities and Exchange Commission

Division of Corporation Finance

John Reynolds

Assistant Director

March 31, 2015

prospects for economic extraction.

The Kigosi Mineral Resource estimate September 2009 includes Mineral Resources from several prospects each with primary mineralisation in shears and secondary mineralisation in alluvial gravels. No cut-off grade was applied to the shear hosted mineralisation and a cut-off of 0.1g/t Au was applied in the case of the gravels just as nominal indicator of the presence of mineralisation. The Kigosi prospect is an early exploration project and no specific costing exercises have been yet been conducted that could be used in an economic cut-off grade calculation. Nonetheless, the effect of introducing and changing cut-off grades was provided in the document as an indicative exercise. The parameters pertaining to prospects for economic extraction in the Victoria Goldfields are well known, and the grades and style of mineralisation reported for the Kigosi prospect were considered relative to this benchmark.

The cut-off grade calculations for the Buckreef Project were based on costs from the Buckreef Project PEA and at the June 2011 gold spot price of approximately USD1,500/oz and a three year trailing average of USD1,024/oz. The economic cut-off grade thus calculated ranges from 0.39g/t Au to 0.6g/t Au which shows that reasonable prospects for economic extraction are possible from grade of 0.39g/t and above. TRX made a strategic decision to publish the Mineral Resource estimate at an average of 0.5g/t Au cut-off as a reasonably conservative position.

The Itetemia Project concept study positively demonstrated that the chosen cut-off grade of 0.5g/t Au supports not just reasonable but actual, prospects for economic extraction. The original Mineral Resource estimate was published at 1.0g/t Au but this included areas of lower grade which had to be mined in order to access the entire orebody. By lowering the cut-off grade to 0.5g/t Au, it has become possible to incorporate this material into both the Indicated and Inferred categories, effectively making the orebody more continuous and practical to mine. Comparison with the previous Mineral Resource statement indicates a 5% increase in the total tonnage at a 4% reduction in mean grade, resulting in an overall 1% increase in the contained gold. The prospects for economic extraction at 1.0g/t Au and 0.5g/t Au were clearly demonstrated by the concept study.

B. Business Overview page 17

2.

We note your disclosure referencing development stage activities. As a company without a mineral reserve you must be in the exploration stage pursuant to the definitions in paragraph (a) (4) of Industry Guide 7. Please revise to remove references to development stage activities and refer to these activities as exploration stage activities. You may wish to consider using terms such as extraction or processing with respect to current activities.

We have deleted reference to development stage and clarified that we are in the extraction stage.

3.

We note your disclosure of a grand total of resources that includes indicated and inferred resources for your Itetemia Project on page 22 of your filing. Our

Securities and Exchange Commission

Division of Corporation Finance

John Reynolds

Assistant Director

March 31, 2015

understanding of National Instrument 43-101 is that inferred resources should never be added to measured or indicated resources.  Please revise accordingly.

We have deleted reference to grand total contained in the table.

D. Property, Plant and Equipment page 33

4.

We note your disclosure of exploration targets for your Buckreef Project. Our understanding of National Instrument 43-101 is that exploration targets should be accompanied by certain cautionary statements.  Please revise accordingly.

We have added cautionary language in connection with the reference of exploration targets.

We acknowledge that we are responsible for the adequacy and accuracy of the disclosure in the filing, that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing, and that we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We believe that we have adequately responded to all staff comments.  Please contact our United States Counsel, Daniel B. Eng at 415-772-9608 if additional information is required.

Yours respectfully,

Tanzanian Royalty Exploration Corporation

/s/ “James Sinclair”

James Sinclair

President and Chief Executive Officer